Exhibit 99.2

MANAGEMENT PROXY CIRCULAR

DATED: MAY 13, 2021

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We invite you to attend this year’s Annual Meeting of shareholders online at https://agm.issuerdirect.com/sea on June 24 at 4:30 pm ET. The attached Circular provides important information enabling you to exercise your rights as a shareholder and also a wide range of disclosure on the governance and actions of your Company.

Management Circulars have evolved over time to include significantly enhanced disclosure about corporate activities and policies. This year, we have included additional information on Environment, Social and Governance (“ESG”) practices which detail our response to the growing expectation for corporations to integrate their policies and actions into the needs and goals of the communities in which they operate. We have adopted or revised policies to respond to social goals such as diversity in order to complement our comprehensive, industry-leading environmental practices and policies.

This year, Seabridge is conducting an independent audit of its ESG performance by a specialist consulting firm which will include extensive interviews with community groups and organizations, governments, investors, First Nations and other stakeholders. A summary of this audit will be disclosed in next year’s Circular. However, while the ESG label is new and more comprehensive than the old definition of corporate responsibility, these expectations are not new to Seabridge. As the audit unfolds, it is confirming the inherent sense of responsibility we have shown to our stakeholders from the time of our founding in 1999.

Seabridge has for many years published its social, environmental, project and economic goals for the year ahead in its Annual Report together with a report card on whether or not the previous year’s stated goals have been achieved. (See https://www.seabridgegold.com/investors/financial-reports). This assessment directly affects the recommendations of the Board’s Compensation Committee. Option, bonus and stock grants to employees are subject to performance vesting criteria dependent on achieving stated business objectives which benefit our stakeholders. Option grants to Directors require approval from disinterested shareholders. These unusual policies have been adopted voluntarily to remove investor concerns about self-dealing. It is also worth noting that we began expensing options years before this was mandated.

To gain our environmental permits for our KSM project, we engaged in an extraordinary process of consultation with First Nations, governments, NGOs and community organizations which was publicly recognized by our industry and government officials. Significant and costly changes were made to the KSM project design to accommodate First Nation concerns. As a result, we enjoy their support. Before it was required, we undertook to establish an expert, independent technical advisory committee to oversee our performance with respect to design, construction, operation and closure of our KSM project and publish regular reports on their findings.

Although KSM has already received Provincial and Federal environmental approvals, we are voluntarily evaluating further design changes to reduce the project’s carbon footprint and surface disturbance. Our responsiveness to the environment is more fully described on our KSM project web site at www.ksmproject.com.

Overall, we are proud of the sensitivity we have shown to our investors, employees, First Nations and communities. While it is always a work in progress, it is also a record of real accomplishment.

I would also like to take this opportunity to emphasize that, while our name says gold, our KSM project is also the largest undeveloped copper project in Canada and one of the largest in the world. Copper is now recognized as a green metal, essential to the achievement of global carbon reduction goals, but many experts think it is headed towards significant shortages. We are conscious of the importance of KSM and our stewardship role in supporting Canada’s ability to provide this critical metal to the world.

Finally, you will note in the Circular that Fred Banfield will be retiring from our Board at the Annual Meeting. Fred joined the Board as a founding director in October 1999 and has been an integral part of Seabridge for over 20 years. As shareholders, we all owe Fred a debt of gratitude and wish him well in his retirement from the Board.

On behalf of the Board of Directors,

“Rudi P. Fronk ”

Rudi P. Fronk
Chairman and C.E.O.
May 13, 2021

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	ii
MEETING INFORMATION	1
PROXY SOLICITATION AND VOTING	1
Solicitation of Proxies	1
Appointment of Proxyholder	2
Voting By Proxy	2
Completion and Return of Proxy	2
Non-Registered Holders	3
Revocability of Proxy	5
Record Date	5
Voting Shares and Principal Holders of Voting Securities	5
BUSINESS OF THE MEETING	6
Financial Statements and Auditor’s Report	6
Election of Directors	6
Appointment of Auditor	8
Other Matters to be Acted Upon	8
Interest of Certain Persons in Matters to be Acted Upon	8
Other Matters	8
NOMINEES FOR ELECTION AS DIRECTORS	9
CORPORATE GOVERNANCE PRACTICES	15
Board of Directors	16
Board Mandate	17
Position Descriptions	18
Orientation and Continuing Education	18
Code of Business Ethics	19
Nomination of Directors	20
Compensation	22
Other Board Committees	23
Assessments	25
Term Limits and Other Mechanisms of Board Renewal	25
Policies Regarding Diversity in Board Membership and Executive Officers	25
Expectations and Accountability of Management	27
ADDITIONAL DETAILS REGARDING ENVIRONMENTAL, SOCIAL AND GOVERNANCE RELATED POLICIES AND ACTIVITIES	28
EXECUTIVE COMPENSATION	30
Compensation Discussion and Analysis	31
Summary Compensation Tables	39

Incentive Plan Awards	41
Pension Plan Benefits	43
Termination and Change of Control Benefits	43
Director Compensation	44
Securities Authorized for Issuance Under Equity Compensation Plans	47
Indebtedness to Corporation of Directors and Executive Officers	47
ADDITIONAL INFORMATION	48
Interest of Informed Persons in Material Transactions	48
Management Contracts	48
Response to Shareholders	48
Information Relating to the Corporation	48
APPROVAL	49
APPENDIX 1 POLICY STATEMENT ON DIVERSITY	I
APPENDIX 2 EQUITY INCENTIVE COMPENSATION PLANS	I
The Corporation’s Restricted Share Unit Plan	I
The Corporation’s Stock Option Plan	IV

v

MANAGEMENT PROXY CIRCULAR

(Information as at May 6th, 2021, except as indicated)

MEETING INFORMATION

Type:	Annual General Meeting
Date:	June 24, 2021
Time:	4:30 p.m. Eastern Daylight Time
Place:

Online by live audio webcast. (The Corporation is using a virtual-only format in consideration of the COVID-19 pandemic and public health guidelines in Ontario as at the date of this circular.) You will not be able to physically attend the Meeting, although the Meeting will be deemed to be held at the Corporation’s head office, 106 Front Street East, Toronto, Ontario, Canada M5A 1E1.

To participate in the Meeting, including casting your vote during the Meeting, access the Meeting website at https://agm.issuerdirect.com/sea and enter in your shareholder information provided on your ballot or proxy information previously mailed to you. As with an in-person meeting, you will be able to vote and ask questions during the Meeting through the webcast facility. Our decision to hold the Meeting in a virtual format relates only to the 2021 Annual General Meeting at this time.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation of proxies by the management of Seabridge Gold Inc. (the “Corporation”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Corporation, and at any adjournments thereof, to be held on June 24, 2021 at 4:30 p.m. (Eastern Daylight Time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Corporation.

Registered shareholders and non-registered shareholders will be distributed proxy-related materials pursuant to the notice-and-access regime adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the “notice-and-access” process and voting instructions as well as a voting instruction form, or proxy form will be distributed to registered and beneficial shareholders on or about May 20, 2021. The Corporation is providing only its registered shareholders and those shareholders with existing instructions on their account to receive a paper copy of the Corporation’s meeting materials with paper copies of this Management Proxy Circular.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will exercise the voting rights of a shareholder on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed as proposed proxyholders in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting By Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Shareholders that return a proxy are not precluded from attending the Meeting in person (when the Corporation holds an in-person meeting).

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Registered shareholders may submit proxies by three different means: mail, telephone or internet. To submit a proxy by mail, return completed forms of proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 for receipt before the Meeting. The Corporation would appreciate it if shareholders submitted their proxies by no later than 4:30 p.m. (Toronto time) on June 22, 2021. To submit a proxy by telephone, on a touch tone phone dial 1-866-732-8683. To submit a proxy using the internet, go to www.investorvote.com. Submitting proxies by mail or the internet are the only methods by which a shareholder may appoint a proxyholder other than the Management Proxyholders. Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) naming their proxyholder and then register their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Control Number to participate in the virtual meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/seabridge by June 22 at 4:30 p.m. (Eastern Time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Non-Registered Holders

Only shareholders whose names appear on the records of the Corporation as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U. S. brokers, (any of them herein being a “Nominee”). If you purchased your shares through a broker or hold your shares in a brokerage account, you are likely a non-registered holder. In this Management Proxy Circular, non-registered shareholders are sometimes referred to as “beneficial owners” of the Corporation’s shares.

In accordance with securities regulatory policies, the Corporation is distributing copies of the materials relating to the Meeting, specifically the Notice of Meeting, the Voting Instruction Form or Form of Proxy, and a Notice in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators, to the Nominees or their agents for distribution to non-registered holders. The Corporation is not mailing directly to non-registered holders who are “non-objecting beneficial owners” and has forwarded the Meeting materials to the Nominees or their agents to do so. The Corporation intends to pay for Nominees to deliver the Meeting materials and Voting Instructions Form to the non-registered holders who are “objecting beneficial owners”.

Nominees are required to forward these Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by non-US Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own voting instruction form, mailing procedures and provide their own return instructions. If you wish to have your shares voted by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

Non-registered holders who wish to vote at the Meeting or wish to appoint a third-party proxyholder, to represent them at the online Meeting must submit their voting instruction form naming their proxyholder and then register their proxyholder. (Non-registered holders may name themselves as proxyholder if they want to attend and vote their own shares.) Registering the proxyholder is an additional step once you have submitted your proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Control Number to participate in the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/seabridge by June 22 at 4:30 p.m. (Eastern Time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Control Number via email. If a non-registered holder through a United States Nominee wishes to attend and vote at the Meeting, the non-registered holder must first obtain a valid legal proxy from the holder’s Nominee and then register in advance to attend the Annual General Meeting. Follow the instructions from the Nominee included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank, or other agent, to then register to attend the Annual General Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue
8th Floor
Toronto, Ontario
Canada M5J 2Y1

OR

Email at: uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 22, 2021 by 4:30 p.m. (Eastern Time). You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your shares at https://agm.issuerdirect.com/sea during the meeting. [Please note that you are required to register your appointment at www.computershare.com/seabridge].

If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority. If you do not give instructions to your broker or other Nominee as to how to vote your shares, the broker has authority under New York Stock Exchange (“NYSE”) rules to vote those shares for or against “routine” proposals. Therefore, it is very important that non-registered holders instruct their broker, bank, or other nominee how they wish to vote their shares. Brokers cannot vote on their client’s behalf on “non-routine” proposals for shareholders meetings. Under these rules, the election of directors is considered a “non-routine” proposal. The appointment of auditors for the 2021 fiscal year and the authorization of the directors to fix the compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals. These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange (“TSX”). If such broker votes common shares that are unvoted by its clients for or against a “routine” proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals. If such broker does not receive voting instructions as to a non-routine proposal or chooses to leave shares unvoted on a routine proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals. Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman at the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Record Date

The Board of Directors of the Corporation has fixed May 6th, 2021 (the “Record Date”) as the record date for the purpose of determining shareholders entitled to receive Notice of the Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

Voting Shares and Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred shares, issuable in series, of which 75,439,268 common shares were issued and outstanding and no Preferred shares were issued and outstanding as of May 6th, 2021. The holders of common shares are entitled to one vote for each Common share held.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution unless specifically stated otherwise.

To the knowledge of the directors and executive officers of the Corporation as of May 6th, 2021, the only persons who beneficially own, or control or direct, directly or indirectly,

voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are as follows:

  Pan Atlantic Bank and Trust Limited owns 6,254,432 Common shares of the Corporation representing 8.3% of the outstanding shares of the Corporation and FCMI Financial Corporation, which owns all of the shares of Pan Atlantic Bank and Trust Limited, owns 694,042 Common shares representing 0.9% of the outstanding shares of the Corporation. FCMI Parent Co., an affiliate of FCMI Financial Corporation owns 4,128,583 Common shares representing 5.5% of the outstanding shares of the Corporation. In addition, principals of the Friedberg Mercantile Group Ltd. and their foundations own 588,624 Common shares of the Corporation representing 0.8% of the Corporation’s outstanding shares. Pan Atlantic Bank and Trust Limited is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

BUSINESS OF THE MEETING

At the Meeting, the items of business described in the sections below will be placed before the shareholders.

Financial Statements and Auditor’s Report

The audited consolidated financial statements of the Corporation for the year ended December 31, 2020 (the “Financial Statements”) and the report of the auditor thereon will be placed before the Meeting. Approval of the shareholders is not required in relation to the Financial Statements or auditor’s report.

Election of Directors

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The shareholders have fixed the number of directors at nine and the Corporation presently has nine directors. In March 2021, Frederick Banfield advised the Board that he had decided not to seek re-election as a director at the Meeting. The Corporate Governance and Nominating Committee then assessed the Board’s composition, identified skills it would seek in a new nominee and considered Board diversity. The Committee undertook the search to identify candidates for a nomination as a director at the Meeting and determined it would identify women candidates before settling on the nominee to replace Frederick Banfield. In recognition of the Corporation’s Policy Statement on Diversity, only women candidates were considered while the Corporation is aspiring to improve the gender mix of directors. On the recommendation of the Corporate Governance and Nominating Committee, the Board agreed that Trace Arlaud was the most qualified candidate. Trace Arlaud, M.Eng., CDI.D is an expert in mining, geology, geotechnical engineering, mining engineering and project management with 28 years of industry experience. Trace currently serves as the CEO of IMB Inc., a consulting firm specializing in underground mining. Prior to IMB she previously held lead engineering roles with several engineering and project implementation consultants including Hatch

Associates Inc. and McIntosh Engineering (Stantec). Prior to that she was Chief Engineer at PT Freeport in Indonesia and held engineering roles at WMC Resources Ltd. and Normandy Ltd. both of Australia. Educated in Victoria, Australia, Ms. Arlaud has a Masters of Mining Engineering from the University of Ballarat and an BSc with Honours from La Trobe University.

Management of the Corporation proposes the following nine persons as its nominees for election as directors of the Corporation at the Meeting.

Trace Arlaud	Rudi Fronk	Eliseo Gonzalez-Urien

Richard Kraus	Jay Layman	Melanie Miller

Clement Pelletier	John Sabine	Gary Sugar

If the nominees listed above are elected, the gender composition of the Board will include 2 women directors, making women directors 22% of all directors and 28% of the independent directors.

Shareholders will vote on directors individually, not by slate. The shareholders have fixed the number of directors of the Corporation at nine and, subject to the terms of the Majority Voting Policy of the Corporation described below, the nine director nominees with the highest number of votes will be elected at the Meeting.

Information concerning each of the nominees appears in this proxy circular under the heading “Nominees for Election as Directors”. Information regarding the Corporation’s corporate governance policies and practices and its executive compensation policies and payments to executive officers are also set forth in this proxy circular under the headings “Corporate Governance Practices” and “Executive Compensation”, respectively.

Majority Voting Policy

The Board of the Corporation, with the input of its Corporate Governance and Nominating Committee, works to ensure that nominees to the Board have backgrounds and expertise that reflect the needs of the Board, enabling it to discharge its functions, including through the operation of appropriately constituted committees. The Corporate Governance and Nominating Committee is tasked with ensuring that the Board has the collective capacity to oversee the various areas most relevant to the activities being undertaken by the Corporation at any particular time. However, the Board also wishes to be responsive to the input it receives from its shareholders with respect to the election of individual directors. To this end, the Corporation has adopted a majority voting policy for uncontested director elections.

Under the Corporation’s Majority Voting Policy, any nominee who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Corporate Governance and Nominating Committee will be expected to recommend acceptance of the resignation absent exceptional circumstances. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered.

Appointment of Auditor

Shareholders will be asked to vote on the reappointment of KPMG LLP, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid the Auditor.

Auditor’s Fees

For the years ended December 31, 2020 and 2019, the Corporation paid the external auditor as detailed below:

	2020	2019
Audit fees	$438,700	$444,680
Audit related fees	Nil	Nil
Tax fees	$100,755	$101,366
Other fees	Nil	Nil
Total	$539,455	$546,046

Other Matters to be Acted Upon

There are no other matters to be acted upon at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

NOMINEES FOR ELECTION AS DIRECTORS

The names of the nominees for election as directors of the Corporation and information concerning these nominees is set forth in the Table below. The Corporation does not have an executive committee. The Corporation is required to have an audit committee. Members of this committee, and other committees of the Board, are as set out in the table below. The information regarding Committees and Committee membership is presented in the Table below for 2020. In March 2021, the Corporation formed a Sustainability Committee, consisting of Melanie Miller (Chair), Jay Layman and Clement Pelletier and concurrently the composition of the Corporate Governance and Nominating Committee was reduced to five independent directors, John Sabine (Chair), Frederick Banfield, Eliseo Gonzalez-Urien, Richard Kraus and Gary Sugar. The information in the table below is provided as of May 6, 2021 except where expressly stated otherwise.

RUDI P. FRONK COLORADO, USA	• Chairman and Chief Executive Officer, Seabridge Gold • Co-founded Seabridge in 1999, and acting CEO since • Over 35 years of experience in the gold industry, as a senior officer and director of publicly traded companies		
Director Since: October 1999		Non-independent	
SECURITIES HELD AT MAY 6, 2021			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value of Shares and RSUs**
1,118,000 directly 30,000 indirectly	0	1,148,000	24,773,840
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 6, 2021**
150,000	15.46	December 12, 2023	918,000
100,000	13.14	December 14, 2022	844,000
225,000	10.45	December 19, 2021	2,504,250
SEABRIDGE BOARD AND BOARD COMMITTEES (2020)		2020 MEETING ATTENDANCE	
• Board of Directors		10/10	100%
2020 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
27,066,706	99.37%	170,339	0.63%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT BOARD COMMITTEE MEMBERSHIPS	
Paramount Gold Nevada Corp.		• Compensation Committee (Chair) • Technical Committee	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	

ELISEO GONZALEZ-URIEN OREGON, USA	• Retired as Senior Technical Advisor, Seabridge Gold in 2013 and as Senior Vice President, Placer Dome Inc. in 2001 • From 1989 through 2001 Mr. Gonzalez-Urien held various executive positions with Placer Dome Inc. including Senior Vice President of the parent company and President of Placer Dome Exploration Inc.		
Director Since: January 2006		Independent	
SECURITIES HELD AT MAY 6, 2021			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value ($) of Shares and RSUs**
118,765	0	118,765	2,562,949
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 6, 2021**
18,000	15.46	December 12, 2023	110,160
20,000	13.14	December 14, 2022	168,800
25,000	10.45	December 19, 2021	278,250
SEABRIDGE BOARD AND BOARD COMMITTEES (2020)		2020 MEETING ATTENDANCE	
• Board of Directors • Compensation Committee (Chair) • Corporate Governance & Nominating Cttee • Technical Committee		10/10 1/1 3/3 2/2	100% 100% 100% 100%
2020 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
26,826,540	98.49%	410,505	1.51%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT BOARD COMMITTEE MEMBERSHIPS	
Paramount Gold Nevada Corp.		Technical Committee	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES

RICHARD C. KRAUS COLORADO, USA	• From 1981-1997, served in various senior roles (CEO, COO and CFO) of Echo Bay Mines • Executive Chairman of The RMH Group Inc. since 2001		
Director Since: December 2013		Independent	
SECURITIES HELD AT MAY 6, 2021			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value of Shares and RSUs**
42,000	0	42,000	906,360
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 6, 2021**
18,000	15.46	December 12, 2023	110,160
20,000	13.14	December 14, 2022	168,800
25,000	10.45	December 19, 2021	278,250
SEABRIDGE BOARD AND BOARD COMMITTEES (2020)		2020 MEETING ATTENDANCE	
• Board of Directors		10/10	100%
• Audit Committee (Chair)		5/5	100%
• Compensation Committee		1/1	100%
• Corporate Governance & Nominating Cttee		3/3	100%
2020 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
26,993,411	99.11%	243,634	0.89%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT BOARD COMMITTEE MEMBERSHIPS	
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES	

JAY LAYMAN WYOMING, USA	• President and Chief Operating Officer, Seabridge Gold since June 2011 • Independent Consultant (President of Tactical and Strategic Advisory Services LLC), August 2010 to February 2011 • Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010		
Director Since: June 2012		Non-Independent	
SECURITIES HELD AT MAY 6, 2021			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value of Shares and RSUs**
21,400	0	21,400	461,812
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 6, 2021**
150,000	15.46	December 12, 2023	918,000
100,000	13.14	December 14, 2022	844,000
200,000	10.45	December 19, 2021	2,226,000
SEABRIDGE BOARD AND BOARD COMMITTEES (2020)		2020 MEETING ATTENDANCE	
• Board of Directors		10/10	100%
2020 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
27,039,350	99.27%	197,695	0.73%
CURRENT PUBLIC COMPANY DIRECTORSHIP		CURRENT BOARD COMMITTEE MEMBERSHIPS	
Star Royalties			
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS		OTHER PUBLIC COMPANY BOARD COMMITTEES

CURRENT PUBLIC COMPANY DIRECTORSHIP	CURRENT BOARD COMMITTEE MEMBERSHIPS
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS	OTHER PUBLIC COMPANY BOARD COMMITTEES
BQE Water Inc.	• Audit Committee • Technical Committee (Chair) • Nominating & Compensation Committee
Newmont Goldcorp	• Audit Committee
Goldcorp Inc.	• Technical Committee (Chair) • Audit Committee • Governance & Nominating Committee

JOHN SABINE **ONTARIO, CANADA**	• Retired in 2020 as Legal Counsel, Bennett Jones LLP, with extensive experience in mining, corporate reorganization, securities, financing, and M&A in Canada and internationally		
Director Since: June 2014		Independent	
SECURITIES HELD AT MAY 6, 2021			
Shares	**RSUs**	**Total Shares and RSUs**	**Total Value of Shares and RSUs**
18,000 directly 18,660 indirectly	0	36,660	791,123
Options	**Exercise Price ($)**	**Expiry Date**	**Market Value ($) of Options at May 6, 2021**
18,000	15.46	December 12, 2023	110,160
20,000	13.14	December 14, 2022	168,800
25,000	10.45	December 19, 2021	278,250
SEABRIDGE BOARD AND BOARD COMMITTEES (2020)		2020 MEETING ATTENDANCE	
• Board of Directors		10/10	100%
• Audit Committee		5/5	100%
• Corporate Governance & Nominating Cttee (Chair)		3/3	100%
2020 ANNUAL MEETING VOTING RESULTS			
Votes in Favour		**Votes Withheld**	
26,948,056	98.94%	288,989	1.06%

CURRENT PUBLIC COMPANY DIRECTORSHIP	CURRENT BOARD COMMITTEE MEMBERSHIPS
OTHER PUBLIC COMPANY DIRECTORSHIPS WITHIN THE LAST FIVE YEARS	OTHER PUBLIC COMPANY BOARD COMMITTEES
Barkerville Gold Mines Ltd.	• Audit Committee
Falco Resources Ltd.	• Compensation Committee • Finance Committee • Nominating & Corporate Governance Cttee • 2018 Special Committee (Chair)
Meridian Mining UK S	• Non-Executive Chair • Audit Committee • Compensation Committee
North American Nickel Inc.	• Non-Executive Chair

Except as set forth at the bottom of this section, to the knowledge of the Corporation, no proposed director:

(a)

is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

(b)

is, as at the date of the Management Proxy Circular, or has been within 10 years before the date of the Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of the Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an “Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk and Eliseo Gonzalez-Urien were non-executive chairman and a director, respectively, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

Nautilus Minerals Inc. (“Nautilus”), a Canadian reporting issuer of which Jay Layman was a non-executive director, filed for and was granted creditor protection under the CCAA. Mr. Layman and the other independent directors of Nautilus resigned on March 29, 2019 prior to Nautilus being delisted from the TSX on April 3, 2019. By order made August 13, 2019, the Supreme Court of British Columbia sanctioned and approved a plan of compromise, arrangement and reorganization dated July 23, 2019 pursuant to which Deep Sea Mining Finance Ltd., as buyer, acquired certain assets from Nautilus.

CORPORATE GOVERNANCE PRACTICES

National Policy 58-101 sets out certain reporting requirements for issuers concerning their corporate governance practices. In response to the requirements, the Corporation reports the following with respect to its practices.

Board of Directors

Independence

In 2020, the Corporation had nine directors, seven of whom it considered to be independent (a director who is independent of management is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings); A. Frederick Banfield; Eliseo Gonzalez-Urien; Richard C. Kraus; Melanie Miller, Clem Pelletier; John Sabine; and Gary Sugar.

At the Meeting, Frederick Banfield will retire as a director and management proposes that the open position on the Board be filled by Trace Arlaud, who is also independent. The Chairman and CEO, Rudi P. Fronk, and the President and COO, Jay Layman, are not considered to be independent due to their positions as officers. Accordingly, 78% of the directors are independent.

Meetings of Independent Directors

During 2020, the Corporation’s Corporate Governance and Nominating Committee (the “Governance Committee”) was made up of all of the independent directors. As such, meetings of the Governance Committee were meetings of the independent directors and provided the opportunity for independent directors to share their views independently of management. The Governance Committee has a mandate to meet formally at least once a year without non-independent directors or management. The independent directors, as the Governance Committee, met three times formally during the Corporation’s most recently completed financial year. Informal sessions were also held at Board Meetings among members of the Committee.

In early 2021, the Corporation formed a Sustainability Committee that includes two independent directors, and those two directors no longer serve on the Governance Committee. Along with this change in Committees, the Corporation has adopted the practice of holding an in-camera session at end of each Board Meeting at which only independent directors are present. This provides an opportunity for regular, open and candid discussion amongst all independent directors as corporate decisions are being made and facilitates the exercise of independent judgment by the independent directors.

Independence of Chair

The Chairman is not independent due to his position as CEO of the Corporation. The Board does not have an independent lead director, but the Corporation has formed the Governance Committee which presently comprises five directors that are not officers. The Governance Committee’s work places emphasis on ensuring that independent directors have the information and resources required to meet their responsibilities and provides a mechanism for informed direction from independent directors and collaborative oversight of management. The Chair of the Governance Committee, John Sabine, who practiced corporate law for over 45 years, takes a leadership role in the work of the Governance Committee.

Board processes are designed and managed to ensure that committees are given the resources to arrive at independent conclusions. The Governance Committee also considers the relationship of the independent directors to management and whether or not, in their view; (i) they have provided sufficient direction to management, and (ii) this direction has been followed appropriately. The Board’s composition supports the independent work of the Corporation’s committees by ensuring that committees consist of directors with experience in the disciplines required for the performance of their mandates which have open access to information from management. Three key committees in this respect are the Technical Committee, which assesses the Corporation’s engineering and geological programs and monitors results, the Sustainability Committee, which establishes policies and goals and monitors performance of the Corporation on matters relating to environmental, social and governance, and the Audit Committee. These committees have a depth of experience equivalent to that of management.

Attendance

During the fiscal year ended December 31, 2020, the Corporation held 10 directors’ meetings. All directors were at all meetings. When appropriate, directors are excluded from portions of some meetings in order to facilitate discussions among independent or non-conflicted directors.

Other Directorships

The following directors of the Corporation are also directors of other public companies as of the date of this Management Proxy Circular: Rudi Fronk and Eliseo Gonzalez-Urien are directors of Paramount Gold Nevada Corp., in which the Corporation owns shares and is the holder of a 10% net profits interest in one of its development projects; Jay Layman is also a director of Star Royalties; and Gary Sugar is also a director of NorZinc Ltd.

Board Mandate

The Board’s formally approved mandate is as follows:

The Corporation's Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of the Corporation. The Board specifically recognizes its responsibility for the following areas.

(a)

considering the interests of the shareholders and other stakeholders in all significant decisions affecting the Corporation and ensuring that developments affecting the Corporation are appropriately communicated to shareholders and the public;

(b)

reviewing and approving corporate objectives, goals and strategies with a view to enhancing shareholder value and promoting a responsible and positive presence of the Corporation within the communities in which it operates;

(c)	reviewing and approving the Corporation’s annual strategic goals, budgets and work plans and monitoring the Corporation’s performance with reference thereto;

(d)	identifying principal risks to the Corporation and implementing actions to mitigate the risks of the Corporation’s current and proposed activities;

(e)	reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(f)	acting diligently to ensure that the Corporation fulfills its legal and regulatory requirements; and

(g)	evaluating the effectiveness of senior management and establishing their compensation.

Position Descriptions

The Corporation has developed positions descriptions for the Chairman and CEO and the Chair of each Board committee. In general, it is the responsibility of the Chairman of the Board and the Chair of the committees to ensure that the formally approved mandates of the Board and its committees are fulfilled. The Chairman and CEO has the responsibility for:

(a)	developing the Corporation’s business plan and longer-term strategy;

(b)

managing the day-to-day business of the Corporation in order to achieve the corporate goals established by the Board, including overseeing the execution of the Corporation’s business plan by its management;

(c)	representing the Corporation to the public;

(d)	complying with the Corporation’s By-Laws, policies and mandates and the laws and regulations governing business conduct; and

(e)	ensuring that the Corporation’s Board is advised of all material matters affecting the Corporation so as to enable the Board to fulfill its mandate.

Orientation and Continuing Education

In addition to possessing current knowledge in their own areas of expertise, new directors are expected to understand our corporate philosophy and the operations of the Corporation’s business. New directors are offered an opportunity to meet with individual employees and directors for briefings and are also encouraged to visit the Corporation’s major properties. New directors are asked to review the Board Mandate and Committee Charters, the Corporation’s governance policies, its Manual of Corporate Policies and Practices and minutes of recent meetings.

The Board has no formal policy for providing continuing education to its directors. All directors are invited twice a year to attend a lengthy briefing by the entire senior management team on the current operations, plans and challenges of the Corporation at each of its projects. The Company has joined, and made each of its directors members of, the Institute of Corporate Directors (ICD) in Canada and the National Association of Corporate Directors (NACD) in the United States of America, through the ICD and NACD the Board is informed on an ongoing basis of issues relevant to performing their role as directors, including corporate governance issues and developments. The ICD and NACD also offer courses for director education and certification and the Corporation has funded the participation of several of its directors in selected courses. Individual directors also attended online conferences and webinars offered by The Practising Law Institute and by various law firms and public accounting firms in Canada and the United States. Publications, advisories from regulators and the advice of counsel and auditors are regularly provided to directors for their review. Directors are selected for their expert knowledge of different aspects of the mining industry gathered over decades of working in the industry, and the Corporation supports them in their efforts to continuously update their knowledge of their specific areas of expertise through their involvement in the industry and participation in other educational opportunities.

Code of Business Ethics

The Corporation has adopted a Manual of Corporate Policies and Practices which includes a Code of Business Ethics. The Manual is posted on the Corporation’s website (www.seabridgegold.com, select the “Governance” tab under the heading “Company”) and is provided to all directors, officers and employees upon starting work for the Corporation and recirculated annually for review. The Governance Committee is responsible for the content of the Manual and updates it periodically as the Corporation’s governance and legal requirements evolve. The Code was last amended in May, 2021 and a copy of the Code is also available on the SEDAR and EDGAR websites. The Code includes a provision addressing compliance with laws, including anti-corruption laws.

The Board does not formally monitor compliance with the Code. The CEO is responsible for reporting to the Chairman of the Audit Committee and to the Board any infractions of which he is aware. No such infractions were reported to the Board in 2020. The Manual includes a Whistleblower Policy to provide a mechanism that facilitates anonymous reporting of breaches of the Code, amongst other things, which also specifies that the Corporation is disallowed from retaliating against any person who makes a report under the Whistleblower Policy in good faith. The Board is not aware of any reports by whistleblowers made pursuant to the Policy in 2020.

The Code contains a specific provision for dealing with a director’s conflicts of interest, mandating that directors make immediate and full disclosure of a conflicting interest to the Board. After disclosure, the Board takes appropriate steps in respect of Board approvals of any material contract or transaction in which a director has a conflicting interest, including by having the director recuse himself or herself from discussion and refrain from voting on the matter. These procedures help to ensure that the Board is able to make an informed, independent decision free of influence by the conflicted director.

In addition to including a Code of Business Ethics, the Manual of Corporate Policies and Practices includes the following policies: (i) Communications and Disclosure Policy, (ii) Insider Trading Policy, (iii) Policy on Recoupment of Incentive Compensation, (iv) Community Sponsorship and Donation Policy, (v) Workplace Employment Policy, (vi) Policy Statement on Diversity, (vii) Environmental Policy, (viii) Health and Safety Policy, and (ix) Whistleblower Policy.

Nomination of Directors

The Corporation has a Corporate Governance and Nominating Committee that is composed entirely of independent directors. The Governance Committee meets annually to assess the directors’ effectiveness and the effectiveness of each of its committees, including the size of the Board and whether or not it has the expertise required to perform its duties of oversight properly. As part of the annual performance evaluation of the effectiveness of the directors and Board committees, the Committee will consider the balance of skills, experience, independence and knowledge on the Board and, in recent years, has begun considering the diversity of the Board in accordance with its Policy Statement on Diversity. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds.

The Governance Committee considers Board composition, including the skills, backgrounds and experience of the directors. As part of its assessment of Board composition, the Governance Committee generated a list of the areas of expertise that are important for effective governance of the Corporation and produces a matrix of the skills possessed by the current directors, which is updated annually. The matrix is useful in identifying the skills needed when recruiting future nominees. While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management. The following table sets out the skills and experience of each director nominee.

BOARD SKILLS MATRIX

Director	Financial[1]	M&A2	Industry Knowledge[3]	Technical Mining[4]	Govern- ment Relations[5]	Governance[6]	Human Resources[7]	Sustain- ability[8]	Manage- ment[9]
Trace Arlaud			X	X		X	X	X	X
Rudi P. Fronk	X	X	X	X	X	X	X	X	X
Eliseo Gonzalez-Urien	X		X	X			X		X
Richard C. Kraus	X	X	X	X	X	X	X	X	X
Jay Layman	X	X	X	X		X	X	X	X
Melanie Miller	X		X			X		X	X
Clem Pelletier	X	X	X	X	X	X		X	X
John Sabine	X	X	X			X			X
Gary Sugar	X	X	X	X		X

Notes:

(1)	Understands: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)	Understands: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post- business continuation; and (iii) general legal requirements in mergers and acquisitions (“M&A”).
(3)	Understands the mining industry and in particular where we have assets and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).
(4)	Understands: (i) exploration activities; (ii) geology; and (iii) project development.
(5)	Understands: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).
(6)	Understands: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies in Canada and the United States.
(7)	Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(8)	Understands: (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) and has experience in community relations, rights of indigenous peoples, and stakeholder involvement.
(9)	Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) facilitate growth of the operations and stakeholder value.

When a vacancy opens on the Board or the Governance Committee determines that additional skills are needed on the Board, the Governance Committee has responsibility for identifying and recommending new director nominees. Collectively, the Board has numerous contacts in the industry and the Governance Committee generally canvasses the directors for suggestions for new candidates for Board nomination who have expertise in the area(s) identified through its review of the skills matrix. Once a list of candidates is established the Governance Committee engages in a review of candidates, including interviews. After it completes its review of the Corporation’s needs and the potential candidates willing to stand for election, the Governance Committee then makes its recommendation of the nominee(s) to the Board. The Board decides on the director nominees to place before the shareholders.

Compensation

The Compensation Committee undertakes an annual review of compensation for officers and directors and makes recommendations to the Board. The process is described in greater detail in this Proxy Circular under the heading “Executive Compensation - Compensation Analysis and Discussion”. The process involves the Chairman and CEO and the President and COO providing the Compensation Committee with a report near the end of November in each year on the Corporation’s progress in the year towards achieving its objectives, which includes information on compensation of officers at comparator companies and suggestions for bonuses, restricted share unit (“RSU”) grants and adjustments to annual salaries, if any, for the Corporation’s officers and employees other than themselves. The Compensation Committee works with the list of comparable companies, which are selected on the basis of size and stage of development in the mining industry, in order to ensure that the comparison is relevant with respect to roles, responsibilities and requirements imposed upon officers. Compensation for these comparable companies is obtained from public sources. After its review, the Compensation Committee then makes recommendations to the Board in respect of bonuses, RSUs and adjustments to salary of all directors and officers and a final determination is made by the Board. The Compensation Committee attempts to compensate its officers and directors within the range established by its group of comparable companies after considering both cash compensation (salaries and bonuses) and equity-based compensation.

The Compensation Committee consists entirely of independent directors.

The formally approved mandate of the Compensation Committee is as follows:

(a)

On an annual basis, review the total compensation of the President and COO, the Chairman and CEO, the Chief Financial Officer and Vice President(s) (collectively, the “Executives”) against their performance, mandates and objectives and make recommendations on their compensation to the Board.

(b)	On an annual basis, review the compensation of the independent directors against corporate performance and make recommendations on their compensation to the Board;

(c)

Review the performance of the Executives individually, as a team member in their areas of work, and the performance of the Corporation as a whole against the achievement of corporate objectives, and, approve and recommend to the Board for confirmation all grants of equity-based compensation including options and RSUs to all directors and officers; ensure the proper administration of the Corporation’s options and RSU programs in conformity with the Corporation’s Option Plan and Restricted Share Unit Plan;

(d)

On an annual basis, review the Corporation’s overall hiring and compensation practices with reference to industry norms and peer companies and recommend to the Board the adoption of any changes in compensation policies including base salary, long and short term incentive plans, and any benefit plans;

(e)	On an annual basis, review and approve the selection of peer companies for benchmarking compensation; and

(f)

On an annual basis, review and approve the disclosure in the Corporation’s management information circular of all compensation and incentive payments recommended and options and RSUs granted in the most recently completed financial year.

The Corporation has not retained an outside compensation consultant or advisor.

Other Board Committees

In addition to the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee, the Corporation has a Technical Committee and a Sustainability Committee.

Technical Committee

The Technical Committee was established in furtherance of the Corporation’s commitment to adopt industry leading practices in the exploration (including estimating and disclosing mineral reserves), development, operations and promotion of a healthy, safe, and environmentally and socially responsible work environment. The Technical Committee is made up of three independent directors and has the authority to investigate the activities of the Corporation and its subsidiaries in respect of adherence to such leading practices, including to retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

(a)	provide advice, counsel and recommendations to management in respect of these areas, including case-specific review of development projects and adoption of best practices by management; and

(b)

assist the Board in its oversight of (i) these areas in relation to the Corporation; (ii) the Corporation’s compliance with policies, procedures and standards relating to these areas; and (iii) management of risks related to these areas.

The Technical Committee meets with management twice a year and receives an extensive briefing on the Corporation’s activities, with a meeting in the first quarter setting forth proposed activities for the year and a meeting in the fourth quarter reviewing completed activities. As part of its work, it reviews risk exposures of the Corporation.

Sustainability Committee

In recognition of the growth in demand for companies generally to act with greater consideration for the interests of all stakeholders affected by the Corporation’s activities and to publicly report on the actions they are taking to reflect such consideration, the

Corporation formed a Sustainability Committee in March, 2021. The Sustainability Committee was established in furtherance of the Corporation’s commitment to matters relating to sustainability and to environmental, social and governance (“ESG”) risks, corporate social responsibilities and other relevant public policy matters. The Sustainability Committee is made up of three directors, two of which are independent directors and has the authority to investigate the activities of the Corporation and its subsidiaries in respect of sustainability and ESG matters, including to retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

(a)

provide advice, counsel and recommendations to management in respect of sustainability and ESG matters, including case-specific review of development projects and adoption of best practices by management;

(b)	consult with other Committees of the Board in respect of sustainability and ESG matters that affect their mandates;

(c)	monitor the performance of the Corporation compliance with the procedures and standards in these areas and the management of related risks; and

(d)	oversee reporting by the Corporation in respect of sustainability and ESG matters.

As part of its role, the Sustainability Committee will recommend immediate and long-term plans and strategies in support of the achievement of sustainability and ESG goals, and from these recommend annual goals, metrics and targets for the Corporation. The Sustainability Committee will also conduct a review of the Corporation’s performance against these goals, metrics and targets. Since this Committee has only recently been formed, the Sustainability Committee is early in its work on developing immediate and long-term plans and strategies and has not established goal metrics and targets for 2021.

Corporate Governance and Nominating Committee

In addition to its responsibilities with respect to Board nominations and the other functions it serves as described above, the mandate of the Governance Committee outlines guidelines and responsibilities for corporate governance elements of its function, including specifying that the Governance Committee:

(a)	considers, develops and monitors the corporate governance procedures of the Board in compliance with the Corporation’s policies and applicable law;

(b)	advises the other Board committees of corporate governance issues applicable to their work;

(c)	maintains the Corporation’s Manual of Corporate Policies and Practices; and

(d)	has authority to retain independent advisors and unfettered access to personnel and corporate records.

Assessments

The Governance Committee, currently consisting of five independent directors, meets at least annually to assess the effectiveness of the Board. The process for assessing directors is discussed above under “Nomination of Directors”.

Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors. During the Governance Committee’s annual review of the Board’s effectiveness the directors are to consider the adequacy of the composition of the Board, the effectiveness of directors and whether it collectively has the expertise in the various areas it determines are important for the Corporation’s business at the time. Where changes are considered appropriate, the directors identify new director nominees and recommend that those nominees be elected by shareholders. The Corporation has seen regular turnover in directors in recent years and believes its approach to Board renewal has been effective. Since the annual general meeting in 2018 and assuming the election of the nominees at the current annual meeting, the Board will have added 3 new directors, 2 of whom are women.

Policies Regarding Diversity in Board Membership and Executive Officers

In 2021 the Corporation approved amendments to its written Policy Statement on Diversity including the identification and nomination of women directors. The Policy is annexed as Appendix 1 to this Circular.

Diversity Goals

The Corporation is of the view that Board membership and the employment of executive officers should be based on merit and remains committed to selecting the best qualified persons to the Board and as officers. To be effective, Board members must possess the qualities, skills and experience required for the Board to fulfil its obligations to all stakeholders. The Board has identified diversity as one of several factors to be considered in nominating or appointing its members and executive officers. For the purposes of Board and executive officer composition, “diversity” includes, but is not limited to, gender, visible minorities, indigenous peoples, sexual orientation, gender identification, people with disabilities, and age. The Board recognizes that diversity in experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of the Corporation’s operations. In addition, an appropriately diverse Board and management will include members who collectively have the broad range of specific skills, industry and professional experience required for the Board and management to meet its varied responsibilities in the overall direction of the Corporation. Board appointments and executive officers employment and promotion will be made based on the abilities, skills and experience the Corporation requires from time to time, while recognizing that more diversity of Board and management composition is intended to create a more effective Board, management and workplace. The Corporation believes that the promotion of diversity will be enhanced by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic except the percentage of women on the Board and in management. The Corporation has set a goal of 30% women directors and 30% women executive officers by 2025.

The Governance Committee reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. This Committee also oversees the conduct of the annual review of the Board's effectiveness. In reviewing the Board's composition, the Committee will take into consideration recommendations from the Sustainability Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a nominee in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Governance Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board's composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the Governance Committee will consider the balance of skills, experience, independence and knowledge on the Board and the diversity of the Board. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Diversity Implementation

The Governance Committee undertakes a review of the numerous statements from current and prospective investors, rating agencies, and advisory firms, as well as the legislative and regulatory initiatives to promote diversity in boards, executive management and the workplace. This year, to address the specific requirement to improve the gender makeup of the Board and executive management, the Committee sought out qualified women candidates for nomination to the Board and no males. Seven candidates submitted their resumes, five underwent an interview process with the Committee and one was selected. In discussion with management, they advised that in the process of hiring an additional executive, they are focused on qualified women candidates. The Committee encouraged this initiative and will monitor progress in hiring.

The Governance Committee initiated the formation of the Sustainability Committee which, among other things, will advise the Committee on implementation and monitoring the progress in achieving diversity in the Corporation. The Corporation has also engaged an external independent advisory firm expert on ESG matters to review and recommend actions required to comply with ESG issues including the implementation of diversity policies as discussed below in the Section entitled “Additional Details Regarding Environmental, Social And Governance Related Policies And Activities”.

Of the current nominees for election to the Corporation’s Board of Directors, two of the nine (22%) are women and amongst the independent directors two of seven (29%) are women.

Amongst the executive officers of the Corporation (including officers that are also directors), one of nine (11.1%) is a woman and one of nine (11.1%) is a member of a Canadian indigenous group.

Although the Corporation has not reached its goals for the percentage of women directors and executive officers, at January 1, 2019 it had no women directors or executive officers, and its performance since that date demonstrates that it is making progress towards its goals.

The Corporation is committed to a workplace environment where personnel are treated with dignity, fairness and respect, and have equal employment opportunities, free of discriminatory practices and illegal harassment. The Corporation’s Workplace Employment Policy, which is set forth in its Manual of Corporate Policies and Practices, states that “The Company is committed to the removal of employment-related barriers which may inhibit the recruitment and retention of women, persons with disabilities, members of visible minorities and Aboriginal persons.”

The Governance Committee will review its Policy Statement on Diversity at least annually, and earlier if it determines it is necessary.

Expectations and Accountability of Management

The directors’ access to information relating to the operations of the Corporation, through membership on the Board of Directors of two key members of management and, as necessary, the attendance by other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Corporation. In addition, each of the Board Committees, in discharging their functions have open access to management and corporate records as requested. Quarterly financial reports are provided to all directors which reconcile actual to budgeted expenditures. In addition, since 2004 the Corporation’s auditors have undertaken formal reviews of quarterly financial statements. This review includes a meeting between the Board’s Audit Committee and the auditors. The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation's management responds ably to this expectation.

ADDITIONAL DETAILS REGARDING ENVIRONMENTAL, SOCIAL AND GOVERNANCE RELATED POLICIES AND ACTIVITIES

The Corporation’s website, www.seabridgegold.com, includes more detailed information regarding the Corporation and its governance. In particular, the following documents referred to above may be reviewed by selecting the “Governance” tab under the heading “Company” on the Corporation’s website.

  Board Mandate

  Audit Committee Charter

  Compensation Committee Charter

  Corporate Governance and Nominating Committee Charter

  Sustainability Committee Charter

  Technical Committee Charter

  Position Descriptions

  Manual of Corporate Policies and Practices, which includes:

    Code of Business Ethics
    Communication and Disclosure Policy
    Insider Trading Policy
    Policy on Recoupment of Incentive Compensation
    Community Sponsorship and Donation Policy
    Workplace Employment Policy
    Policy Statement on Diversity
    Environmental Policy
    Health and Safety Policy
    Whistleblower Policy

The Corporation’s annual objectives are set forth in its Annual Report to Shareholders, along with its report in respect of progress on the previous year’s objectives, and these reports are also available on its website by selecting the “Financials & Reports” tab under the heading “Investors”. There is some brief information within the presentation of, and report on, its objectives about certain of the Corporation’s environmental initiatives, including its reclamation activities at the historic Johnny Mountain Mine site, and community initiatives, including with respect to developing positive relationships with indigenous groups and promoting participation of indigenous groups in employment, contracting and supply for its Canadian projects.

Most of the Corporation’s development activities are focused on its KSM Project. To facilitate informing the public in the region of the KSM Project on the details of the KSM Project, its activities, approach to the Project and its community relations programs, the Corporation has established a website, separate from its corporate website, focused just on KSM Project matters. This allows people who are only interested in the Project to have direct access to this information without having to navigate through the corporate website to find KSM Project specific information. This website, www.ksmproject.com, includes much more information on the Corporation’s activities on environmental and social matters.

In particular, the Corporation has included on the KSM Project website comprehensive disclosure of the Environmental Assessment and Permitting process required to obtain approvals from the Government British Columbia and the Canadian Federal Government. The detailed discussions include, to the extent possible, integration of the indigenous consultation on the process. To understand and address concerns of Alaskans, the Corporation worked extensively with Alaskan State and US Federal regulators (EPA, DOI, NOAA, Fish and Wildlife Service) during more than 85 meetings and interactions during the Environmental Assessment process. The website also includes all the comments on and the Corporation’s responses from public consultations and screening of the Environmental Assessment. The reports of the independent Geotechnical Review Board, the Best Available Technology (BAT) Report and details of actions taken to build a social license with the communities affected by the KSM Project, are also recorded there. In connection with advancing its KSM Project, the Corporation has entered into impacts and benefits agreements with the Nisga’a Nation and the Tahltan Nation and an environmental agreement with the Gitanyow Nation.

In addition, the Corporation has been studying ways of evolving its development plans for the KSM Project to reduce the carbon footprint of the proposed Project. Its most significant efforts have been to revise its development plans, with co-operation from BC Hydro, to build and operate its KSM Project with as high a percentage of hydro-electric generated power as possible.

In recognition of the increasing importance being placed on companies’ efforts on environmental, social and governance (“ESG”) matters, the Corporation has established a Sustainability Committee, engaged independent outside advisors on ESG to assist it with developing a sustainability program and is working to produce its first report on its policies, activities and monitoring of performance relating to ESG issues for the

Corporation. The Corporation has been active in ensuring responsible environmental plans for its exploration activities and proposed project developments and in establishing positive social relationships within the communities in which it operates, but the details of its efforts have not been collected together for presentation in a single source. The Corporation is actively addressing this situation and expects to publish its first ESG report in late 2021 or early 2022.

EXECUTIVE COMPENSATION

For the purposes of this Management Proxy Circular:

(a) “Chief Executive Officer” or “CEO” of the Corporation means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b) “Chief Financial Officer” or “CFO” of the Corporation means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c) “executive officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, who is performing a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d) “Named Executive Officer” or “NEO” means:

(i)	a CEO;
(ii)	a CFO;
(iii)

each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(iv)

each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

(e) “Option Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f) “Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Role of the Compensation Committee

The Corporation’s compensation policies are established and monitored by the Board of Directors as a whole, recognizing that compensation, especially to senior officers, must be directly related to board-approved strategies and objectives. The Compensation Committee is responsible for annually reviewing the Corporation’s compensation arrangements with its executive officers and making recommendations to the Board.

The planning process begins late in the fiscal year with Board deliberation of the corporate objectives and strategies to be pursued in the ensuing year in order to improve shareholder value. These objectives and strategies specifically relate to increasing the value of the Corporation in the long term; they are approved and fully disclosed in the Corporation’s annual report along with an explicit review of the extent to which the previous year’s objectives were achieved. In January, budgets are reviewed and approved by the Board to support the board-approved objectives and strategies. At the end of the year, the Compensation Committee considers performance of the Corporation against the objectives previously set for the year then ending. A review of compensation for directors and officers at comparator companies is also undertaken. Comparator companies are those in the same business and at a similar stage, of similar size and in which the configuration of the business and the responsibilities of directors and officers are also similar. The Compensation Committee also receives input from the Chairman and CEO and the President and COO in order to obtain its evaluation of performance against objectives at key positions and to obtain their assessment of the competitive issues which could affect retention of key personnel. The Compensation Committee then makes a formal recommendation to the Board for adjustments to base pay and for bonuses, option grants and restricted share units, if any. The Board makes final determinations and may exercise its discretion.

When reviewing the compensation of the executive officers, the Compensation Committee considers the following objectives: (i) the recruitment and retention of the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the senior executive officers’ total compensation package and making proposals to the Board, reviewing and advising on stock option and restricted share unit (“RSU”) related issues, including recommendations on specific option or RSU grants and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives of the Corporation.

In 2021 the Corporation adopted a Policy on Recoupment of Incentive Compensation, sometimes called a “clawback policy”, as a further measure to reduce compensation risk and protect shareholder interests. This Policy authorizes the Board, acting on recommendation of the Compensation Committee, to recoup amounts of incentive compensation in situations of a restatement in financial results or reserve or resource estimates under the conditions described in the policy.

Compensation Philosophy

All employees of the Corporation receive compensation based on market value for the type of role they perform. Additional consideration is given to internal pay equity and performance. The compensation payable to employees consists of four elements: base salary; bonuses paid upon performance of the individual and the business; RSUs that vest based on the achievement of corporate objectives or after specified time periods have elapsed; and long-term incentives by way of the grant of stock options in accordance with the policies of the TSX and the Corporation’s Stock Option Plan. The Corporation does not provide sponsored or defined pension or retirement plans. Employees are expected to provide for their own retirement and to obtain their own advice in making such arrangements.

In awarding compensation, the Compensation Committee compares the compensation it awards its NEOs with that of companies similar to the Corporation during the relevant year. The companies are all mining companies within a reasonable range of the market capitalization of the Corporation and its stage of development. Companies used for comparison purposes at the end of 2020 included NovaGold Resources Inc., Gabriel Resources Ltd., International Tower Hill Mines Ltd., Pretium Resources Inc., Northern Dynasty Minerals Ltd., Sabina Gold and Silver Corp., and Osisko Mining Inc.

Base Salary

In the Compensation Committee’s view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer (including each of the NEOs) is determined by an assessment by the Compensation Committee of each executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and the level of competition for qualified people filling the roles needed by the Corporation.

Upon conducting an industry analysis at the end of 2020, it was determined that the Corporation's base salary levels are at similar levels or slightly above those of its comparators, but that additional compensation is well below. Salaries of the Chairman and CEO and the President and COO had not been increased since 2012 and the salaries of two of the senior vice-presidents and one of the vice presidents had not been increased since the end of 2015, but the other vice presidents received salary increases in 2019. The Compensation Committee recommended increases to the salaries of the Chairman and CEO and the President and COO in recognition of their performance and that their salaries had not been raised in 8 years and were falling behind. In addition, the Compensation Committee recommended that the Vice President, General Counsel and Corporate Secretary’s salary be increased since it was well below pay for his role at comparator companies and his performance for the Corporation and that the Vice President, Environment and Social Responsibility’s salary be increased in recognition of her performance and to better align it with the salaries of the other vice presidents.

Bonuses

As detailed above, bonuses are performance based and are determined by personal performance, team performance and/or Corporation performance. Bonus levels are related to the level of position of the executive officer with the Corporation and base salary. The Board ultimately has the discretion to award compensation absent the attainment of objectives or to alter the bonus amounts recommended by the Compensation Committee but is only likely to exercise this discretion in ways that are consistent with the Corporation’s compensation philosophy.

In 2020 the Corporation achieved five of the seven objectives in its 2019 Annual Report to shareholders and a sixth objective was on track for being achieved in the first quarter of 2021. The first objective was concluding a joint venture or similar transaction at KSM, which was not achieved. Although progress was being made in early 2020, with the onset of the COVID-19 pandemic all activities came to a halt so that potential partners could focus on managing the impacts of the pandemic on their businesses. By the end of 2020, the prices of gold and copper had improved substantially and, particularly with the addition of the Snowfield Project, renewed activity has begun in respect of a potential partner for KSM. The third objective was to execute the second drill program at the Snowstorm Project targeting a Getchell/Twin Creeks style deposit. There were several technical challenges in executing the Snowstorm drill program which slowed the pace of drilling significantly, but the drill program was expected to be completed in the first quarter of 2020. With 5 objectives achieved and advances made towards achieving the remaining objectives, the Corporation considered it had another very successful year. Given its successes, bonuses of 30% of salary to non-director executive officers were awarded in 2020, the same as in 2019 and an increase from 25% in 2017 when capital markets were more challenging, and its Chairman and CEO and its President and COO were awarded cash bonuses of 100% and 52.5% of salary, respectively.

Restricted Share Units

In late 2013 the Corporation adopted a Restricted Share Unit Plan (the “RSU Plan”) as a more direct means of achieving greater share ownership by its non-director officers and other employees. Stock options proved to be a somewhat ineffective means of compensating and motivating employees during the years of adverse market conditions for mining companies from 2012 to 2016, particularly non-director employees, who have met or exceeded their objectives only to see their options expire without realizing value. Options incur a significant non-cash expense when granted, reflecting their value in a volatile environment, but this expense is not recaptured when the options expire unexercised and corporate expense levels may therefore appear to be overstated. As options are granted with an exercise price at or above the market price at the time of grant, the number of optioned shares required to achieve a particular compensation effect is likely to be considerably greater than would be the case with a grant of RSUs, resulting in potentially greater share dilution. As Seabridge continues to measure its performance in terms of reserves and resources per share, the Corporation exercises considerable care to restrain share dilution and therefore has moved to grants of RSUs in recent years for all employees. The terms of the Corporation’s RSU Plan and additional details regarding the RSU Plan are set forth in Appendix 2 to this Proxy Circular.

Since the adoption of the RSU Plan, it has become much more common for companies to compensate their directors with RSUs, for all of the reasons the Corporation adopted the RSU Plan cited above. It 2019, the shareholders of the Corporation approved the amendment of the RSU Plan to make directors eligible to receive RSU grants. In December, 2019, the directors were granted RSUs for the first time and directors were granted RSUs again in December, 2020, but no stock options in either year. The Corporation intends to continue granting RSUs to directors going forward and expects only to make stock option grants in limited circumstances.

The RSUs granted under the plan will vest upon the achievement of corporate objectives or after a specified time period has elapsed. RSU’s tend to serve as short term (maximum of two years) compensation, depending on the vesting criteria imposed by the Board. When determining the number of RSUs to be granted to a director or officer, the Compensation Committee takes into account the duties and seniority of the person, the performance of the person and the person’s contributions to the success of the Corporation in the year.

As described above, five of the Corporation’s seven objectives for 2020 were met during 2020 and a sixth was on track for completion early in 2021.

1.	The Corporation continued to progress in strengthening social license with Treaty and First Nations and local communities in the area of the KSM Project.

2.

At the Snowstorm Project, the Corporation had determined that the project hosted the permissive stratigraphic host rocks found at the Twin Creeks and Turquoise Ride mines, both located within 15 km of the property, and planned to drill test priority targets to confirm the presence of gold in the system. This program encountered technical difficulties but is expected to be completed in the first quarter of 2021.

3.	At Iskut, the Corporation planned to conduct an initial drill test for a gold/copper porphyry deposit below the Quartz Rise lithocap, and this objective was accomplished with encouraging results.

4.	Work on the Johnny Mountain Mine reclamation and closure plan continued, but due to COVID-19 work restrictions, it had to be limited.

5.	In 2020 the Corporation also successfully assembled all of the historic data generated at the 3 Aces Project into a 3-D model and identified targets for drilling in 2021.

6.

The Corporation’s perennial objective of increasing gold ownership per common share was achieved with great success in 2020 by the acquisition of the Snowfield Property, which lies adjacent to its KSM deposits and hosts a large gold resource.

These successes and the scale of cash bonuses were factors that the Compensation Committee considered prior to their approval of RSU compensation in December 2020. The Board decided to award RSUs to executive officer’s in an amount equal to approximately 30% of their annual salary (the same percentage as in 2019), except that it granted larger RSU awards of 50% of annual salary to the Vice President, Finance and CFO and the Vice President, Technical Services, and 75% of annual salary to the Vice President, General Counsel and Corporate Secretary, for their significant contributions to the advancing the Corporation’s objectives and creating shareholder value. All RSUs that it granted vest on completion of ongoing drilling at the Snowstorm Project, the sixth objective for 2020 that hadn’t been achieved by year-end.

Long-Term Incentives

The Corporation has provided long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX. Any options granted permit executive officers to acquire common shares at an exercise price at or above the closing market price of such shares at the time of grant of the option. The objective of granting options is to offer the directors, officers and employees the opportunity to directly benefit from increases in the Corporation’s share price over a longer period of time, typically five years, which effectively aligns the financial interests of directors, officers and employees with the long-term interests of the Corporation and its shareholders. The Corporation has only granted stock options to one person since December, 2018, instead choosing to provide share based compensation to directors, officers and employees in RSUs due to RSUs being able to achieve the same compensation effect with less dilution. This was, in part, also in response to shareholder feedback in respect of the grant of options by comparison to a grant of RSUs. The terms of the Corporation’s Stock Option Plan and additional details regarding the Stock Option Plan are set forth in Appendix 2 to this Proxy Circular.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer. The Compensation Committee considers option compensation granted by similar companies to executives with similar responsibilities, comparing such option grants on the basis of the percentage they represent of total shares outstanding rather than the absolute number of such options. Options granted to the directors, including officers who are directors, were made subject to specific vesting requirements, which have included Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives. The options granted to directors in 2018 and 2019 were subject to vesting on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation. In previous years, options granted to the other NEOs were made subject to time-based vesting. However, the Compensation Committee recognised that option-based compensation for non-director officers is far below comparator companies and to address this in part additional options were granted in 2018 to non-director officers that were subject to vesting on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation.

Other Compensation

The Corporation provides no compensation to its NEOs other than Base Salary, Bonuses, RSUs and Long-Term Incentives in the form of stock options as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s stock option plan and RSUs granted pursuant to the Corporation’s restricted share unit plan.

Assessment of Risks of Compensation Policies and Practices

The Board has considered the implications of the risks associated with the Corporation’s compensation policies and practices. In general, the Board believes that these risks are lessened by the fact that the Corporation is not an operating company and therefore there is not an incentive to boost operating performance to meet short term goals at the expense of long-term profitability. The Corporation does not have an active program to invest in financial instruments and does not reward management based on the returns on its financial resources. Directors receive regular cash reconciliations against approved budgets to ensure that expenditures are not being diverted from Board-approved goals to other riskier programs.

Three Board initiatives have been taken to reduce the risk of compensating officers in a manner that increases the risks of officers taking inappropriate or excessive risks or acting in their own best interests to achieve greater compensation instead of in the interests of the Corporation. First, the Corporation has a long-standing policy of imposing vesting requirements to ensure that there is little or no incentive to choose short term performance of the Corporation’s shares over the longer-term development of the Corporation. Vesting requirements for directors and senior officers have been directly tied to achieving long term goals or vest over several years.

Second, the Board recognizes that the goals which it uses to assess compensation for most senior officers have an important technical component. One of the fundamental metrics that is a focus of the Corporation is the number of resource and reserve ounces of gold per share. Another example is that bonuses have been paid in recognition of the completion of favorable engineering studies, for increased resources at the KSM Project and for conclusion of an agreement with an aboriginal group. It is important for the Board to be comfortable that incentives for achieving such objectives are not jeopardizing the quality of work performed or the safety and well-being of employees. In the case of estimates of resources and reserves, these are typically prepared by independent consultants whose fees do not vary with the number of ounces of resources or reserves estimated by them. As another check on the validity of technical work, the Board has established a Technical Committee with the mandate and resources to review independently the quality of work performed and the Corporation’s procedures and practices, including the prudence of the models and assumptions underlying estimates.

The Board expects this committee to mitigate compensation risks in connection with the Corporation’s long term technical goals.

Third, the Corporation has adopted a Policy on Recoupment of Incentive Compensation, often called a clawback policy, under which the Board is authorized to recoup from an executive officer amounts of incentive compensation if:

(a)

incentive compensation was based upon (i) reported financial results subsequently made subject to restatement, or (ii) reported reserves or resources subsequently deemed to be overstated and requiring material reduction;

(b)

the basis for the award of compensation in (a) above resulted from the executive officer having been grossly negligent or engaged in intentional or fraudulent acts that necessitated the restatement or reduction;

(c)	the incentive compensation paid to the executive officer would have been lower had the financial results or reserves or resources been accurately stated.

The amount of incentive compensation that may be recouped is the amount paid in excess of the amount that would have been paid had the financial results or reserves or resources been accurately stated.

The Corporation, its NEOs and directors do not engage in the purchase of financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Performance Graph

The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation for a $100 investment in the Corporation’s common shares made on December 31, 2015 (being the start of such five year period). For comparative purposes, the cumulative total returns for a $100 investment over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”) and the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) are also provided. In addition, this year the Corporation has also added the total return for a $100 investment over the same period in the SPDR Gold Trust, an ETF that holds gold bullion on behalf of investors that purchase its units. The Corporation has built itself as a leveraged play on the price of gold and invites investors to compare its share performance to the performance of owning ounces of gold. The Corporation has chosen SPDR Gold Trust as it represents a means of owning ounces of gold comparable to owning shares of the Corporation. Since the other comparative investments are priced in Canadian dollars, the points in the graph below reflect the value of the SPDR Gold Trust at the relevant date converted into Canadian dollars at the US$:CAD$ exchange rate on the relevant date in order to isolate the return to holding ounces of gold from fluctuations in the exchange rate. The S&P/TSX Gold Index figures and the S&P/TSX Index figures used in the graph include the reinvestment of dividends.

Over the five year period, a $100 investment in the Corporation’s common shares would have increased in value to $233.89 as compared to an increase to $156.17 for the S&P/TSX Composite Index, an increase to $254.87 for the S&P TSX Composite Gold Index and an increase to $161.58 for the SPDR Gold Trust. Over the same time period, the Corporation’s salary compensation to the named executive officers has increased modestly, mainly due to increased responsibilities for executives or increases to keep salaries competitive relative to comparators, and bonus payments have increased, mainly because bonuses were reduced during the earlier years due to more difficult financial market conditions and lower cash balances. As outlined in this Management Proxy Circular, the Corporation awards salaries and bonuses that are competitive to officers in comparable positions in comparator companies and has tied bonus compensation to the achievement of corporate objectives. The in-the-money value of stock option compensation, the component of executive compensation that is tied to share price performance, has grown over the period but this is due to increases in share price which have also benefitted shareholders to a comparable extent.

Share-Based and Option-Based Awards

The Corporation’s Restricted Share Unit Plan is being and will be used to provide RSUs which are granted in consideration of the duties and seniority of the non-director officer, the performance of the non-director officer and the non-director officer’s contributions to the success of the Corporation. This is presently the principal way in which share based compensation is paid to executive officers. The Corporation also has a Stock Option Plan which has been and will be used to provide share purchase options as a long term incentive, which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of RSUs or options to be granted to the directors and officers, the Board of Directors, with recommendations of the Compensation Committee, takes into account the number of RSUs and options, if any, previously granted to each director or officer, and the exercise price of any outstanding options, to ensure that such grants closely align the interests of the directors and officers with the interests of shareholders.

Compensation Governance

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Corporation, including option-based and share-based awards, through recommendations to the Board. Compensation policies are established by the Board. When new senior officers are hired the Committee analyses compensation by comparison to compensation paid by comparator companies to executives with similar responsibilities. The process followed by the Corporation in its annual review of compensation is described above under “Role of the Compensation Committee” and the responsibilities, powers and operation of the Compensation Committee are described below under “Disclosure of Corporate Governance Practices -Compensation”. No compensation consultant or advisor was at any time in 2020 retained to assist the Board of the Compensation Committee in determining compensation.

In 2020, the Corporation’s Compensation Committee was made up of Eliseo Gonzalez-Urien, Fred Banfield and Richard Kraus, all of whom are independent directors. Each has substantial mining industry experience in the hiring, evaluation and compensation of management level personnel.

The chairman of the Compensation Committee, Mr. Gonzalez-Urien, as President of Placer Dome Exploration Ltd., was directly responsible for the compensation practices of a large, multi-national company subsidiary. In addition, Mr. Gonzalez-Urien serves on the compensation committee of another publicly traded, precious metal company. Mr. Banfield co-founded Mintec Inc. and was one of the original developers of MineSight". Over 40 years, Mr. Banfield oversaw Mintec’s growth from 2 employees to over 230 employees and in the process acquired significant experience in compensation matters. Between 1981 and 1997 Mr. Kraus served in various senior executive roles (including CEO, COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. These roles have given him extensive experience in compensation matters.

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 - “Form 51-102F6”) sets forth all direct and indirect compensation in Canadian dollars provided to the Corporation’s Named Executive Officers, for each of the Corporation's most recently completed financial years. The Named Executive Officers of the Corporation are Rudi Fronk, Christopher Reynolds, Jay Layman, Bruce Scott and Peter Williams.

NEO Name and Principal Position	Year	Salary (7) ($)	Share- Based Awards (2) ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans (4)	Long-term Incentive Plans
Rudi P. Fronk Chairman & CEO	2020	670,750(1)	705,600	Nil	670,750	Nil	Nil	Nil	2,047,100
	2019	663,450(1)	336,800	Nil	530,760(5)	Nil	Nil	Nil	1,531,010
	2018	647,850(1)	NIL	1,130,250	502,084(5)	Nil	Nil	Nil	2,280,184
Christopher J. Reynolds Vice President, Finance and CFO	2020	350,000(8)	191,520	Nil	105,000	Nil	Nil	Nil	646,520
	2019	300,000	97,672	Nil	90,000	Nil	Nil	Nil	487,672
	2018	300,000	92,760	188,375	90,000	Nil	Nil	Nil	671,135
Jay S. Layman President and COO	2020	536,600(1)	302,400	Nil	281,715	Nil	Nil	Nil	1,120,715
	2019	530,760(1)	269,440	Nil	431,243(6)	Nil	Nil	Nil	1,231,443
	2018	518,280(1)	Nil	1,130,250	414,624(6)	Nil	Nil	Nil	2,063,154
C. Bruce Scott VP, General Counsel and Corporate Secretary	2020	350,000	289,800	Nil	105,000	Nil	Nil	Nil	744,800
	2019	350,000	107,776	Nil	105,000	Nil	Nil	Nil	562,776
	2018	350,000	100,490	188,375	105,000	Nil	Nil	Nil	743,865
Peter D. Williams Senior VP, Technical Services	2020	402,450	126,000	Nil	120,735	Nil	Nil	Nil	649,185
	2019	398,070	121,248	Nil	119,421	Nil	Nil	Nil	638,739
	2018	388,710	108,220	188,375	116,613	Nil	Nil	Nil	801,918
(1)	The Chairman and CEO and the President and COO are also directors but do not receive fees for acting in their capacity as a director.
(2)	The Corporation calculated the grant date fair value of the RSUs granted in 2018-2020 based on the market price of the Corporation’s shares on the date of the grant. The fair value of the grants is being amortized over the expected service periods estimated based on a weighted average probability assumption on the achievement of corporate objectives, linked to the vesting criteria.
(3)	The Corporation used the Black-Scholes model as the methodology to calculate the grant date fair value for options that vest over time and relied on the following key assumptions and estimates for each calculation: Dividend yield - nil; Expected volatility - 53.4% to 54.8%; Risk free rate of return - 1.40% to 2.06%; expected life of options - 5 years. The Corporation chose this methodology because it is a recognized standard for such valuations.
(4)	The Corporation pays a discretionary annual bonus as part of its compensation to executive officers and the amounts in this column reflect the bonus amounts that were paid or payable in the specified year.
(5)	The bonus award reported in 2018 for Mr. Fronk included a bonus of US$87,500 in respect of performance in 2016 but not payable until 2018 and a bonus of US$150,000 in respect of performance in 2017 but not payable until 2018. The bonus award reported in 2019 for Mr. Fronk included a bonus of US$150,000 in respect of performance in 2018 but not payable until 2019.
(6)	The bonus award reported in 2018 for Mr. Layman included a bonus of US$70,000 in respect of performance in 2016 but not payable until 2018 and a bonus of US$125,000 in respect of performance in 2017 but not payable until 2018. The bonus award reported in 2019 for Mr. Layman included a bonus of US$125,000 in respect of performance in 2018 but not payable until 2019

(7)	The salary of each of Rudi Fronk, Jay Layman, and Peter Williams are payable in US Dollars. The changes in salaries of these officers shown for 2018, 2019 and 2020 in the table above are solely as a result of the change in the CDN$:US$ exchange rate (their salaries in US$ did not increase).
(8)	In 2020, the salary of Christopher Reynolds increased from $300,000 to $350,000.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Named Executive Officers. The Corporation grants share-based awards to its non-director NEOs in the form of RSUs under its RSU Plan.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not vested (2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Rudi P. Fronk	150,000	15.46	December 12, 2023	1,698,000	28,000	749,840	NIL
	100,000	13.14	Dec. 14, 2022	1,364,000
	225,000	10.45	December 19, 2021	3,674,250
	100,000	9.00	April 27, 2021	1,778,000
Christopher J. Reynolds	25,000	15.46	December 12, 2023	283,000	7,600	203,528	NIL
	30,000	13.14	Dec. 14, 2022	409,200
	37,500	10.45	December 19, 2021	612,375
	100,000	13.52	March 24, 2021	1,326,000
Jay S. Layman	150,000	15.46	December 12, 2023	1,698,000	12,000	321,360	NIL
	100,000	13.14	Dec. 14, 2022	1,364,000
	200,000	10.45	December 19, 2021	3,266,000
	225,000	9.00	April 27, 2021	4,000,500
C. Bruce Scott	25,000	15.46	December 12, 2023	283,000	11,500	307,970	NIL
	30,000	13.14	Dec. 14, 2022	409,200
	83,333	10.45	December 19, 2021	1,360,828
Peter D. Williams	25,000	15.46	December 12, 2023	283,000	5,000	133,900	NIL
	30,000	13.14	Dec. 14, 2022	409,200
(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $26.78, and the exercise or base price of the option
(2)	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $26.78

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2020 for each of the Named Executive Officers:

NEO Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)
Rudi P. Fronk	6,944,500	366,200
Christopher J. Reynolds	306,950	106,198
Jay S. Layman	8,485,750	292,960
C. Bruce Scott	306,950	117,184
Peter D. Williams	306,950	131,832
(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the closing market value of the common shares on the TSX as at the date of vesting and the exercise price of the option
(2)	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

For several years up to June, 2019, the Corporation granted stock options to directors and, in 2018, to non-director officers, that vested “on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation”. In December, 2020, the Corporation raised US$115.7 million in a public offering and used US$100 million of the proceeds to purchase the Snowfield Property. The Snowfield Property hosts a large gold and copper resource immediately adjacent to the Corporation’s KSM Project that is close to having as much tonnage as the resources at each of the Mitchell, Kerr and Iron Cap deposits, over 70% of which is in the measured and indicated categories. As the KSM Project has expanded its resource base and development scenarios have been studied, the Corporation’s optimization work, before acquiring Snowfield, indicated that a mine plan that starts with open pit mining at the Mitchell deposit, followed by block cave mining at the Iron Cap deposit within the initial 10 years of production start-up, followed by a block cave at the Kerr deposit, would yield the best financial results. This made the KSM Project more suited to potential partners comfortable with block cave mining. By acquiring the Snowfield Property, which has a near surface resource that could be mined using open pit mining methods, the mine plan could be modified to start with open pit mining at both the Mitchell and Snowfield deposits and extend the initial open pit phase of a mine beyond 20 years. By increasing the duration of the initial open pit phase of the KSM Project, the Project should now be suited to all large gold or copper companies, regardless of their level of comfort with block cave mining. In addition, by open pit mining at Snowfield right after Mitchell, the high capital cost of setting up a block cave mine at Iron Cap and Kerr would be deferred for several years which provides potential to increase profitability and rate of return for the Project. Within weeks of announcing the Snowfield acquisition, additional potential partners contacted the Corporation expressing renewed interest in conducting reviews of the Project. In addition, the presence of a measured and indicated resource on the

Snowfield Project offers the potential for the Corporation to produce a new preliminary feasibility study with significantly increased reserves by integrating the Snowfield Project into pre-feasibility study mine plans. Given these significant improvements the acquisition of the Snowfield Property is expected to bring to the KSM Project, the Corporation asked the Governance Committee (all of the independent directors of the Corporation) to consider if the acquisition was a “transformative transaction” that would result in the vesting of outstanding stock options.

The Governance Committee considered the significant improvements to the KSM Project outlined above, the acquisition of a substantial increase in the gold and copper resource, reviewed research reports by investment analysts that cover the Corporation’s shares, considered a letter from one of the Corporation’s financial advisors expressing its view that the acquisition was “transformative”, reviewed the directors’ authority to vest options and considered the dilutive impact of the exercise of stock options if they vested. Since a joint venture transaction on the Courageous Lake Project was a specified “transformative transaction” for option vesting, the Governance Committee also compared how transformative a joint venture transaction on the Courageous Lake Project would be for the Corporation to how transformative the acquisition of the Snowfield Property is to the Corporation. In addition, the Governance Committee confirmed that the members of the Compensation Committee who imposed the vesting condition on the stock options viewed the acquisition of the Snowfield Project as being within the scope of the transactions intended by the phrase “transformative transaction” at the time the options were granted.

After completing this work and thorough discussion, the Governance Committee resolved to recommend to the Board that the vesting condition of “completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation” had been satisfied and the stock options subject to this vesting condition should vest. Based on the recommendation of the Governance Committee, the Board approved the vesting of such stock options. The stock options listed in the table above all vested on the Board making this decision.

During the most recently completed financial year the Senior Vice President, Technical Services exercised 25,000 options to acquire common shares of the Corporation at an exercise price of $10.45. None of the other NEOs exercised any options to acquire common shares of the Corporation. The share-based awards disclosed above are RSUs which vested during the year.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits

NEOs receive a payment equal to 100% of base salary if terminated for any reason other than cause. The Chairman and CEO, the President and COO, the Senior Vice President,

Technical Services, the Vice President, General Counsel and Corporate Secretary, and the Vice President Finance and Chief Financial Officer of the Corporation presently earn a base salary of $650,000(US), $450,000(US), $300,000(US), $450,000 and $350,000 respectively per year. This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

Director Name	Fee Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
A. Frederick Banfield	53,940	81,600	Nil	Nil	Nil	Nil	135,540
Clement A. Pelletier	67,425	81,600	Nil	Nil	Nil	Nil	149,025
Eliseo Gonzalez-Urien	67,425	81,600	Nil	Nil	Nil	Nil	149,025
Richard Kraus	74,168	81,600	Nil	Nil	Nil	Nil	155,768
John Sabine	67,425	81,600	Nil	Nil	Nil	Nil	149,025
Gary Sugar	53,940	81,600	Nil	Nil	Nil	Nil	135,540
Melanie Miller	53,940	81,600	Nil	Nil	Nil	Nil	135,540

From January 1, 2011 to June 26, 2019, the Corporation has had the same compensation plan for its outside independent directors which provided for stock options plus annual fees of US$40,000 for each director. The chair of the Audit Committee received an additional US$15,000 per year and the chairs of the Compensation, Technical, and Corporate Governance and Nominating, Committees each received an additional US$10,000 per year. In June 2019, the shareholders approved amendments to the Corporation’s RSU Plan to make directors eligible for grants of RSUs, which are now a further component of its director compensation plan. RSUs were granted to directors for the first time in December 2019 and again in December 2020 and no options have been granted to directors since July 2019. There is no additional compensation for attending meetings or participating in Board committees. This compensation is reviewed on an annual basis. The Chairman and CEO and the President and COO do not receive compensation as directors. In addition, the Corporation may compensate directors for services they may provide outside the role of a director. All such compensation is fully disclosed in notes to the December 31, 2020 annual audited financial statements and in the table herein entitled Director Compensation Table.

As disclosed elsewhere in this Management Proxy Circular, the Corporation has a stock option plan and a restricted share unit plan for the granting of incentive stock options and RSUs, respectively, to the directors. The purpose of granting such options is to assist the

Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align their personal interests to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not vested(2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
A. Frederick Banfield	18,000	15.46	Dec. 12, 2023	203,760	4,000	107,120	Nil
	20,000	13.14	Dec. 14, 2022	272,800
	25,000	10.45	Dec. 19, 2021	408,250
	25,000	9.00	April 27, 2021	444,500
Clement A. Pelletier	18,000	15.46	Dec. 12, 2023	203,760	4,000	107,120	Nil
	50,000	16.94	Oct. 11, 2023	492,000
Eliseo Gonzalez-Urien	18,000	15.46	Dec. 12, 2023	203,760	4,000	107,120	Nil
	20,000	13.14	Dec. 14, 2022	272,800
	25,000	10.45	Dec. 19, 2021	408,250
	25,000	9.00	April 27, 2021	444,500
Richard Kraus	18,000	15.46	Dec. 12, 2023	203,760	4,000	107,120	Nil
	20,000	13.14	Dec. 14, 2022	272,800
	25,000	10.45	Dec. 19, 2021	408,250
	25,000	9.00	April 27, 2021	444,500
John Sabine	18,000	15.46	Dec. 12, 2023	203,760	4,000	107,120	Nil
	20,000	13.14	Dec. 14, 2022	272,800
	25,000	10.45	Dec. 19, 2021	408,250
	25,000	9.00	April 27, 2021	444,500
Gary Sugar	18,000	15.46	Dec. 12, 2023	203,760	4,000	107,120	Nil
	20,000	13.14	Dec. 14, 2022	272,800
	25,000	10.45	Dec. 19, 2021	408,250
	50,000	17.16	May 12, 2021	481,000
Melanie Miller	50,000	17.72	June 24, 2024	453,000	4,000	107,120	Nil
(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $26.78, and the exercise or base price of the option
(2)	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $26.78.

The share-based awards granted by the Corporation to its directors are in the form of RSUs under its RSU Plan. The RSU grants disclosed above vested on the announcement of completion of ongoing drilling at the Snowstorm Project in early April 2021.

The Corporation has adopted a policy that all options granted to directors, including directors that are also officers, are:

(a)	not exercisable until the option grant is approved by the Corporation’s shareholders, with the shares held by the directors being excluded from voting; and

(b)

made subject to specific vesting requirements, which may include the achievement of Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives.

The options granted in 2015 (expiring in 2021 after a shareholder approved extension), in 2016 (expiring in 2021), in 2017 (expiring in 2022), in 2018 (expiring in 2023) and in 2019 (expiring in 2024) were subject to vesting on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation.

As discussed in the section “Restricted Share Units” above, the Corporation achieved five of seven of the Corporation’s objectives for 2020 during 2020 and a sixth objective in the first quarter of 2021. The Corporation also completed a US$116 million public offering and the acquisition of the Snowfield Project, amongst other corporate transactions in 2020. These achievements and comparisons of grants made by similar companies to executives with similar responsibilities were considered by the Compensation Committee when it recommended the grant of RSUs to directors at the end of 2020.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2020 for each of the Directors:

NEO Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)
A. Frederick Banfield	1,089,070	91,550
Clement A. Pelletier	510,120	91,550
Eliseo Gonzalez-Urien	1,089,070	91,550
Richard Kraus	1,089,070	91,550
John Sabine	1,089,070	91,550
Gary Sugar	1,057,320	91,550
Melanie Miller	316,500	45,775

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option;
(2)	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

The stock options in the table above all vested on the Board’s determination that the acquisition of the Snowfield Property represented a “transformative transaction” for the Corporation. More detailed disclosure regarding the Corporation’s process for making this determination is set forth above under “Executive Compensation - Incentive Plan Awards - Incentive Plan Awards - Value Vested or Earned During the Year”.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year, being its Restricted Share Unit Plan and its Stock Option Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,744,285 shares	$12.51	873,453 shares
Equity compensation plans not approved by securityholders	2,856(1) shares	$6.30	Nil
Total	2,747,141 shares	$12.51	873,453 shares
(1)	Under the terms of the acquisition of SnipGold Corp. by the Corporation, the options held by directors and officers of SnipGold Corp. under its Stock Option Plan (the “SGG Plan”) became exercisable to acquire common shares of the Corporation (instead of common shares of SnipGold Corp.). These options continue to exist under the SGG Plan. The SGG Plan has never been approved by the Corporation’s shareholders but no further option grants will be made under the SGG Plan.

Indebtedness to Corporation of Directors and Executive Officers

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Response to Shareholders

The Corporation communicates regularly with its shareholders and maintains a website at https://www.seabridgegold.com. Information concerning the KSM Project is available at www.ksmproject.com. The Company also provides information through its Facebook, LinkedIn and Twitter accounts at:

Facebook:	https://www.facebook.com/SeabridgeGold
LinkedIn:	https://www.linkedin.com/company/seabridge-gold-inc
Twitter:	https://twitter.com/SeabridgeInc

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that management's communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders please advise us at: The Corporate Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.com or by fax at 416-367-2711.

Information Relating to the Corporation

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.com to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation's comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR. Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual Information Form under Item 9 - Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholder proposals to be considered for inclusion in the Management Proxy Circular for the Annual General Meeting in 2022 must be received by the Corporation by February 12, 2022.

APPROVAL

The Board of Directors of the Corporation has approved the contents and sending of this Management Proxy Circular.

DATED this 13th day of May 2021.

SEABRIDGE GOLD INC.

“Rudi P. Fronk ”

Rudi P. Fronk
Chairman and CEO

APPENDIX 1

POLICY STATEMENT ON DIVERSITY

MAY 7, 2019 revised APRIL 28, 2021

The Company is of the view that the board of directors (Board) membership and the employment of executive management (Management) should be based on merit and remains committed to selecting the best qualified persons to the Board and Management. To be effective, members of the Board and Management must possess the qualities, skills and experience required to fulfil our obligations to all stakeholders. The Company believes that diversity is an important factor to ensure our directors, executives and workforce include persons with the range of perspectives, experience and expertise we require and has identified diversity as one of several factors to be considered in nominating or appointing directors to the Board and engaging and promoting executives in Management. For the purposes of Board and Management composition, “diversity” includes gender, visible minorities, indigenous peoples, sexual orientation, gender identification, people with disabilities, and age. The Board recognizes that diversity combined with experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of our operations in order to meet the challenges and achieve success for the Company and all of its stakeholders. In addition, an appropriately diverse Board and Management will include persons who collectively have the broad range of specific skills, industry and professional experience required for the Board and Management to meet their varied responsibilities in the overall direction of the Company. Board appointments and Management employment and promotion will be made based on the abilities, skills and experience the Company requires from time to time, recognizing that more diversity of Board and Management composition is intended to create a more effective Board, Management and workplace. The Company believes that the promotion of diversity will be enhanced by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic or a specific goal except for gender representation on the Board. Management and aspires to achieve a goal by 2025 of 30% women directors on the Board and women executives in Management, respectively.

TERMS OF THIS POLICY

Responsibilities of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (Committee) reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. The Committee also oversees the conduct of the annual review of the Board's effectiveness. In reviewing the Board's composition, the Committee will take into consideration recommendations from the Sustainability

I

Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a nominee in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board's composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the Committee will consider the balance of skills, experience, independence and knowledge of the incumbent members and the diversity of the Board and its committees. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Responsibilities of Management

Management reviews and assesses its composition on behalf of the Board and recommends the hiring, development, and compensation of new executives and the compensation and promotion of existing executives. Management also oversees the conduct of the annual review of the Management's effectiveness. Management will take into consideration diversity, inclusion and equity as factors to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of candidates in order to maintain an effective Management. In identifying suitable candidates for Management opportunities or promotion, Management will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in Management’s composition. As part of the annual performance evaluation of its effectiveness, Management will consider the balance of skills, experience, independence and knowledge of its executives and the diversity in Management. It is the objective of Management to select the most qualified and highest functioning candidates from diverse backgrounds. Management will report annually to the Board on the diversity of Management.

Disclosure

The Company will publish this Policy Statement on its website and in its management information circular together with:

(a)	a summary of the measures taken or proposed to ensure the effective implementation of this Policy;
(b)	how the Committee measures the effectiveness of this Policy;
(c)	how the Committee and Management consider the level of representation of diversity of people on the Board and in Management when identifying candidates or when promoting executives; and
(d)	the number and proportion (as a percentage) of women directors on the Board and women executives in Management, respectively.

II

Policy Review

The Committee will review this Policy annually, or earlier if it determines necessary, which review will include an assessment of the effectiveness of this Policy.

III

APPENDIX 2

EQUITY INCENTIVE COMPENSATION PLANS

The Corporation’s Restricted Share Unit Plan

At the Corporation’s annual general meeting held on June 24, 2014, the shareholders approved the RSU Plan. Under the terms of the RSU Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs to eligible participants. Each RSU represents the right to receive one common share for no additional consideration upon vesting of an RSU in accordance with the terms of the RSU Plan.

A non-director officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the RSU Plan and who agrees to participate in the RSU Plan is an eligible participant to receive RSUs under the RSU Plan (an “RSU Participant”). Participation in the RSU Plan is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Corporation and the participant (an “Award Agreement”).

The maximum number of Shares issuable, but not already issued, upon conversion of RSUs granted or available for grant under the RSU Plan and under all other security based compensation arrangements of the Corporation, including the Option Plan described above, cannot exceed 3,482,288common shares of the Corporation unless otherwise approved by shareholders, representing in aggregate approximately 4.6% of the Corporation's issued and outstanding common shares as at May 6, 2021. There are no RSUs outstanding as of May 6, 2021.

The RSU Plan, together with all other previously established or proposed share compensation arrangements of the Corporation (including the Stock Option Plan), may not result in:

(a)	the number of common shares issuable to insiders at any time exceeding 10% of the outstanding shares of the Corporation; or

(b)	the issuance to insiders of the Corporation, within a one year period, of a number of common shares exceeding 10% of the outstanding issue; or

(c)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one year period, of more than 5% of the outstanding issue.

I

A RSU will vest based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 1 business days after the blackout period ends (the “Extension Period”). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. The expiry date of each (unvested) RSU granted under the RSU Plan will be determined by the Board at its discretion at the time of each grant. On each vesting date, the Board may decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, common shares issued from treasury or a combination thereof based on the fair market value of the common shares as at such date. For the purposes of the RSU Plan, the fair market value of a common share is the weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date. In the absence of an express decision by the Board, payments in respect of an Award of a Restricted Share Unit to a Participant shall be made in common shares issued from treasury.

If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant's account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant's account will either be terminated and forfeited as of the termination date, continue to vest in accordance with their terms, or fully-vest at the discretion of the Board.

The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

In the event the Corporation pays a dividend on the Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Under the terms of the RSU Plan, the Board may, from time to time:

(a)	amend the RSU Plan or any RSU, without obtaining approval of the shareholders of the Corporation to:

(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority,

(ii)	change vesting provisions of the RSU Plan or any Restricted Share Units; or

II

(iii)	any other amendments of a non-material nature; or

(b)	suspend, terminate or discontinue the terms and conditions of the RSU Plan and the Restricted Share Units granted under the RSU Plan,

provided that:

(c)

no such amendment to the RSU Plan shall cause the RSU Plan to cease to be a plan described in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada) (the "ITA") or any successor to such provision; and

(d)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and the New York Stock Exchange, as may be required.

Any amendment to the RSU Plan described in subparagraphs (a)(ii) or (b) above, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the RSU Plan other than as described above shall require the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the common shares (or, where required, "disinterested" shareholder approval) represented at a meeting of the shareholders of the Corporation at which a motion to approve the RSU Plan or an amendment to the RSU Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the RSU Plan;

(b)	to change the definition of eligible participants;

(c)	to extend the term of an RSU held by an insider or to amend or remove the limits on the number of RSUs which may be granted to insiders under the Plan;

(d)	to permit RSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(e)	to permit awards other than RSUs under the RSU Plan; and

(f)	to amend the amendment provisions of the RSU Plan so as to increase the ability of the Board to amend the RSU Plan without shareholder approval.

III

The RSU Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of RSUs.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our RSU Plan for the three most recently completed financial years:

Plan	2020 Burn Rate(1)	2019 Burn Rate(1)	2018 Burn Rate(1)
RSU Plan	0.20	0.22%	0.12%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

The Corporation’s Stock Option Plan

The Corporation’s Stock Option Plan was originally adopted upon the listing of the Corporation’s common shares on The Toronto Stock Exchange (“TSX”) in 2008. Since 2008 the Corporation has amended the Stock Option Plan from time-to-time to increase the number of shares issuable under the Stock Option Plan and to make another amendment to keep its terms consistent with the Policies of the TSX. At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to:

(i)	create a single combined pool of shares from which it can grant either stock options or RSU’s as it sees fit at the time of grant; and

(ii)

increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 800,000 common shares, resulting in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the Option Plan or the RSU Plan being 4,048,417 common shares, representing approximately 6.5% of its outstanding shares at the time.

The Stock Option Plan, as amended, (the “Option Plan”) is a fixed share stock option plan pursuant to which the number of common shares reserved for issuance is fixed from time to time by the shareholders of the Corporation, but such number of shares is a single pool available for grants under either the Option Plan or the RSU Plan. Other information relating to the Option Plan is summarized as follows:

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  Options may be granted to directors, officers and employees of the Corporation as well as persons or corporations engaged to provide services to the Corporation (or any entity controlled by the Corporation) and any individuals employed by such persons or corporations.

  At May 6th, 2021, the number of shares issuable, but not already issued, pursuant to the exercise of options granted or available for grant under the Option Plan and under all other security based compensation arrangements of the Corporation, including the RSU Plan described below, cannot exceed 3,482,288 common shares of the Corporation unless such figure is amended with the approval of the Corporation’s shareholders. This figure represents approximately 4.6% of the Corporation’s issued and outstanding shares as of May 6th, 2021.

  As of May 6th, 2021, the Corporation has an aggregate of 2,009,167 options outstanding under the Option Plan. The 2,009,167 outstanding options represent approximately 2.7% of the Corporation’s issued and outstanding shares as of May 6th, 2021.

  The number of shares issued to insiders of the Corporation as a group, within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares as at the end of such one year period. The number of shares issuable to insiders of the Corporation at any time under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares on a non-diluted basis at such time. The Option Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the Option Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

  The exercise price for options granted under the Option Plan must be not less than the closing market price on the day preceding the date of grant of the options.

  Vesting of options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the Option Plan. In the event of a change of control of the Corporation, all outstanding options become vested.

  The maximum term of options granted under the Option Plan will be 5 years from the date of grant.

  If an optionee ceases to be eligible to receive options under the Option Plan as a result of termination for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date.

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  If an optionee ceases to be eligible to receive options under the Option Plan for reasons other than termination for cause (or death), any outstanding options held by such optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such option or three months after the optionee ceases to be eligible to receive options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such options to remain in full force and effect until any time up to the original expiry time of such options, irrespective of whether such expiry time is more than three months after the optionee ceases to be eligible to receive options.

  The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Corporation or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any option granted under the Option Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Option Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Option Plan;

(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of an option for an optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

  provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Option Plan without the consent of that optionee. Any other amendments to the Option Plan or options granted thereunder will be subject to the approval of the shareholders. In particular, the Option Plan specifies that the Option Plan may not be amended without approval of shareholders in any of the following ways:

(h)	to increase the Option Plan maximum or number of shares reserved for issuance under the Option Plan;

(i)	to grant additional powers to the board of directors to amend the Option Plan or individual options without shareholder approval;

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(j)	to reduce the exercise price of options or other entitlements held by insiders;

(k)	to extend to the term of options held by insiders; and

(l)	to change the insider participation limits to those that would have triggered the requirement for disinterested shareholder approval of the Option Plan.

  The Option Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of options.

  Stock options granted under the Option Plan are not assignable, but may be exercised by the personal representative of a deceased optionee.

  Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

  The Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of options in the event the Corporation proceeds with certain changes or transactions in which the Corporation’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory acquisition or going private transaction is completed. In such case the provisions typically entitle the optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the optionee would have been entitled had the optionee held the shares issuable under the option before such transaction, with certain exceptions. In the event that the Corporation agrees to a transaction, or is subject to a takeover bid, under which greater than 2/3rds of its outstanding shares are acquired by another person or group of persons acting in concert, the Option Plan also gives the directors the discretion to transform the option into a stock appreciation right. In the event an option is transformed into a stock appreciation right, the holder shall then be entitled to a cash payment instead of being entitled to acquire shares at a certain price. The amount of the cash payment payable shall be calculated as follows:

  Cash =’s x (AP-EP)

  Where:’s is the number of shares subject to the Option to which the relevant stock appreciation right relates;

  EP is the Exercise Price of the Option to which the relevant Stock Appreciation Right relates; and

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  AP is the cash value of the consideration offered in the transaction, and if the consideration offered is not cash then the cash value shall be determined as of the date the consideration is initially offered. In the case of securities publicly traded on an exchange or quotation system, the cash value shall be determined using the 15-trading day volume weighted average price of the securities offered. In the case of securities not publicly traded, the cash value shall be determined in the manner decided by the directors of the Corporation, acting reasonably.

  Other than in these circumstances, the Option Plan does not contain provisions allowing the Corporation to transform a stock option into a stock appreciation right.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our Stock Option Plan for the three most recently completed financial years:

Plan	2020 Burn Rate(1)	2019 Burn Rate(1)	2018 Burn Rate(1)
Stock Option Plan	0.00%	0.08%	1.04%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

A copy of the Option Plan is available for review on the Corporation’s website at www.seabridgegold.com.

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